UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                 RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November, 2020
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of SFL Corporation Ltd. (NYSE: SFL) (“SFL” or the “Company”), dated November 20, 2020, announcing that it has entered into forbearance agreements with Seadrill Limited (“Seadrill”) in respect of the leasing arrangements on its three drilling rigs and the corresponding financing agreements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL CORPORATION LTD.

Date:	November 23, 2020	By:	/s/ Ole B. Hjertaker
		Name:	Ole B. Hjertaker
		Title:	SFL Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL - Announces Forbearance Agreements

Press release from SFL Corporation Ltd. - November 20, 2020.

SFL Corporation Ltd. (NYSE: SFL) (“SFL” or the “Company”) announces that it has entered into forbearance agreements with Seadrill Limited (“Seadrill”) in respect of the leasing arrangements on its three drilling rigs and the corresponding financing agreements. Unless extended or terminated, these forbearance agreements will last until December 14, 2020 (the “forbearance period”).

In addition, Seadrill has also announced that it has agreed to renew its forbearance agreements with certain other creditors in respect of its senior secured credit facility agreements, senior secured notes, and its guarantee facility agreement, in order to allow more time to negotiate a comprehensive restructuring of its balance sheet. Seadrill has advised that such a restructuring may involve the use of a court-supervised insolvency process.

While the discussions with Seadrill and its stakeholders are ongoing, the harsh environment jack-up rig West Linus and the harsh environment semi-submersible rig West Hercules remain on their respective drilling-contracts from Seadrill to oil majors in the North Sea. The semi-submersible rig West Taurus has been held in layup by the lessee for more than five years.

As previously publicly announced, Seadrill’s failure to pay hire under the leases for our three drilling rigs when due in October and November constituted an event of default under such leases and the related financing agreements. Unless cured or waived, an event of default under the lease agreements or the related financing agreements could result in enforcement by us or the applicable secured lenders (as applicable). In order to reduce the risk of such a scenario, SFL has entered into forbearance agreements with these lenders on the same terms as Seadrill’s forbearance agreements with these lenders.

During the forbearance period, Seadrill will be allowed to use certain funds received from the charterers of certain rigs to pay operating expenses for such rigs, from October until the end of the forbearance period. In exchange, SFL will receive approximately 67 – 70% of the existing contracted lease hire related to the West Hercules and the West Linus, respectively, for the same period. This is essentially equivalent to the interest and amortization due on the secured bank loan facilities relating to these rigs. Any excess hire paid under the above referenced leases will remain in Seadrill’s earnings accounts pledged to SFL.

While no assurances can be provided with regards to the outcome of the Seadrill restructuring, SFL continues to have constructive dialogue with Seadrill and the relevant financing banks to find a long-term solution.

Please see the Company’s public filings with the U.S. Securities and Exchange Commission, including without limitation, the report on Form 6-k filed with the SEC on November 16, 2020 for a discussion of certain risks relating to the Company, including risks related to Seadrill and its potential restructuring.

November 20, 2020

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Questions can be directed to SFL Management AS:

Investor and Analyst Contact

Aksel C. Olesen, Chief Financial Officer: +47 23114036

André Reppen, Senior Vice President and Chief Treasurer: +47 23114055

Media Contact

Ole B. Hjertaker, Chief Executive Officer: +47 23114011

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which the Company operates, changes in demand resulting from changes in the Organization of the Petroleum Exporting Countries’ petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, performance of the Company’s charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, including any potential restructuring of Seadrill, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including any changes to energy and environmental policies and changes attendant to trade conflicts, potential disruption of shipping routes due to accidents or political events, the length and severity of the ongoing coronavirus outbreak and its impact on the demand for commercial seaborne transportation and the condition of the financial markets, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.